FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐ No  ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item
1	Material Fact dated December 15, 2017

Item 1

MATERIAL FACT

Further to the material fact communication dated 12 September 2017 (registry number 256280) whereby Banco Santander, S.A. (“Banco Santander”) informed of the approval of the Securities Note for the public tender offer (the “Offer”) of the contingent redeemable perpetual bonds of Banco Santander (the “Fidelity Bonds”) offered in the context of the commercial action aimed at building loyalty among retail clients of the Santander Group affected by Banco Popular’s resolution (the “Fidelity Action”), it is hereby informed that once the acceptance period elapsed last 7 of December, the Offer has been accepted in respect of an aggregate of 7,640,353 Fidelity Bonds, amounting 764,035,300 Euro, which represents 77.88% of the aggregate amount of the Offer.

According to the Securities Note, the delivery of the Fidelity Bonds to those who accepted the Offer will take place today.

Likewise, it is foreseen that the Fidelity Bonds will be listed today on Mercado AIAF de Renta Fija for their effective trading on the Sistema Electrónico de Negociación de Deuda (SEND) starting on next 18 December 2017.

Boadilla del Monte (Madrid), 15 December, 2017

IMPORTANT INFORMATION

This document is not a prospectus but an advertisement and investors or clients of Grupo Santander should not request or acquire the Fidelity Bonds (Bonos de Fidelización) of Banco Santander, S.A. (“Banco Santander” or the “Bank”) or participate in the Fidelity Action referred to in this document, except on the basis of the information contained in the prospectus of the Fidelity Bonds registered by Banco Santander with the Comisión Nacional del Mercado de Valores (“CNMV”), and which is publicly available at the Bank’s registered address and, in electronic format, on the websites of the Bank (http://www.santander.com/), Banco Popular Español, S.A. (http://www.grupobancopopular.com/) and the CNMV (http://www.cnmv.es/).

This announcement does not constitute an offer to sell, or a solicitation of offers to acquire the Fidelity Bonds or any security in any jurisdiction in which such offer or solicitation is unlawful or, as the case may be, until the applicable requirements for those purposes have been met. The distribution of this announcement and/or the prospectus and/or Fidelity Bonds into jurisdictions other than Spain and Portugal may be restricted by law. Persons that access this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

The securities referred to herein have not and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: December 15, 2017	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer